EXHIBIT (b)(1)

LOVEMAN-CURTISS, INC.
WE VALUE YOUR BUSINESS™

3550 Lander Road, Suite 160 · Pepper Pike, Ohio 44124-5727
Vox 216-831-1795 · Fax 216-514-4471
randmcurtiss@juno.com ·www.curtiss.com

Headquarters of the American Business Appraisers National Network™
www.businessval.com

June 30, 2004

Board of Directors
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108-1399
Vox: 216-541-8060
Fax: 216-761-9879
jtmltd@aol.com

You retained us to appraise the marketable (as if freely tradable) minority fair market value of one share of the Class A common stock of Hickok Incorporated (the "Company"), an Ohio "C" Corporation, on a fully diluted basis. The Company manufactures automotive diagnostic tools and equipment, indicators and gauges. Its stock trades on the Over the Counter Bulletin Board. This appraisal is as of June 9, 2004. It is intended to assist the Company’s Board of Directors in establishing a tender offer price for all outstanding Class A odd-lot shares. Once the Board has established that price, we will issue an opinion as to its fairness from a financial point of view to the odd-lot shareholders.

The U.S. economy is expected to grow slowly with low inflation and gradually rising interest rates. Automotive aftermarket demand is growing slowly as the number of vehicles grows and ages. The industry is fragmented and growing slowly. The economic and industry environments entail moderate risks. The Company’s business risk is high, as it must develop new products and marketing techniques to grow and diversify. Its financial risk is low, as it is liquid and unlevered.

We considered three value approaches. The Market Approach reflects sales of similar enterprises. We were unable to find comparable public or private companies, but of course considered historical Company stock price trends. The Income Approach reflects expected ownership benefits. Based on economic, industry and Company factors, the equity was valued based on cash flow to minority shareholders as independently projected by us and assuming cost savings resulting from the tender offer and subsequent deregistration of the Company’s shares. The Asset Approach was not used. Its liquidation premise belies the Company’s going concern status. A minority shareholder cannot force liquidation. The value conclusion met reasonability tests.

The subject interest’s marketable minority fair
market value is not greater than $4.80 per share.

This value conclusion has five crucial premises:

  It values the interest including all Company assets and liabilities. Asset sale prices are transaction-specific.
  It values it at the most probable price willing buyers and sellers would negotiate, not that of specific buyers or sellers.
  It values a minority interest, whose value is reduced due to lack of control.
  It values a marketable interest, whose value is not reduced due to lack of liquidity.
  It is valid only for the stated purpose, use and date and depends on the attached report.

We have valued over 2,000 businesses for taxation, transaction and litigation purposes. Rand M. Curtiss earned the Master Certified Business Appraiser (MCBA) designation from The Institute of Business Appraisers, Inc. (IBA). He is a Life Member and a Member of its College of Fellows (FIBA). He earned two Accredited Senior Appraiser (ASA) designations from the American Society of Appraisers (in Business Valuation and Appraisal Review & Management). He is the only individual holding all of these designations. He serves on IBA’s peer review committees. He chairs the American Business Appraisers National Network. He is an accredited panelist with the American Arbitration Association. He publishes, speaks, and teaches extensively. From 1974 to 1986, he held financial and management positions with The Boston Company, AmeriTrust Company, Progressive Corporation and The Standard Oil Company. He earned a Bachelor of Arts degree in Economics (cum laude) from Princeton University and a Master of Business Administration degree in Finance and Accounting (with distinction) from the Harvard Graduate School of Business Administration. He is a Professional Fellow of the Weatherhead School of Management of Case Western Reserve University.

I certify to the best of my knowledge and belief that:

  The statements of fact contained in this report are true and correct.
  The analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions.
  They are my personal, impartial and unbiased professional analyses, opinions and conclusions.
  I have no present or prospective interest in the property that is the subject of this report.
  I have no personal interest or bias with respect to the subject interest or the parties involved.
  My compensation for completing this assignment is not contingent upon developing or reporting a predetermined value or direction of value favoring the cause of the client; the value amount; the attainment of a stipulated result; or a subsequent event related to the intended use of this appraisal.
  No one provided me significant professional assistance.
  My analyses and conclusions were developed and this report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, which require competency, objectivity, accuracy and full disclosure.
  I did not inspect the subject property (an intangible asset), but interviewed management and toured the facilities.
  I used my best efforts to comply with the Business Appraisal Standards and Code of Ethics of The Institute of Business Appraisers, Inc. and the Business Valuation Standards, Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.
  I am fully compliant with these societies’ mandatory recertification and continuing education programs.
  I am a qualified, practicing appraiser subject to significant penalties for false or fraudulent valuation statements.
  I will protect the confidentiality of this engagement by not disclosing data obtained during it, its results or its occurrence. The only exceptions are as authorized by you or as required by law enforcement agencies and professional peer review.

Very truly yours,

/s/Rand M. Curtiss, FIBA, MCBA, ASA, ASA
College of Fellows, The Institute of Business Appraisers, Inc.
Master Certified Business Appraiser, The Institute of Business Appraisers, Inc.
Accredited Senior Appraiser, Business Valuation, American Society of Appraisers
Accredited Senior Appraiser, Appraisal Review & Management, American Society of Appraisers
President, Loveman-Curtiss, Inc.
Chair, American Business Appraisers National Network

Overview

This section defines value parameters, factors, data sources, assumptions, and limitations.

Parameters

This appraisal reflects a going concern premise in highest and best use (that creating the greatest economic benefit): as a manufacturer of automotive aftermarket diagnostic and related equipment, at the marketable minority level of value. The Company's stock trades over the counter, but its market is thin.

Revenue Ruling 59-60 (Valuing Closely Held Stock) defines fair market value as the price at which a property would transact between a willing buyer and seller, neither compulsed, and both reasonably informed, able and willing to trade. Fair market value is hypothetical, assuming a perfect market and:

  Hypothetical, not specific actual, willing buyers and sellers with identical alternatives: owning this or similar interests based on analyses of relevant factors, risks and returns.
  Arms-length transactions between parties with opposite interests for cash-equivalent consideration. Parties wanting artificially high / low prices fail this test. Transactions forced by agreements, bankruptcy or coercion due to regulatory / legal changes, deadlines, obsolescence, alternative investments or charity may not reflect fair market value. Neither may incomplete transactions such as unaccepted offers or unexercised options.
  Typical motivations based on common knowledge and unbiased by individual circumstances. The fair market buyer is "financial," contributing only capital, not "strategic," with special expertise or a business fit.
  Most likely markets including other owners, the entity, financial and strategic buyers or liquidation. Strategic buyers and liquidation are ruled out by the entity’s size, the fair market value standard and going concern premise. Sales to the entity, other owners or financial buyers are equally likely.
  Objective evidence based on data sufficient for statistical confidence. Subjective considerations are irrelevant.
  Facts available : Only those known or reasonably knowable as of the valuation date are considered. Subsequent events that indicate but do not affect value may be relevant.

Factors

Revenue Ruling 59-60 requires consideration of and we analyzed:

  The nature / history of the business: The Company has operated since 1910 and has been publicly but thinly traded since 1959. Only the last five years were relevant due to its restructuring to reduce focus on automotive OEM and increase focus on aftermarket customers.
  The economic and industry outlooks: Long-term projections envision slow growth, low inflation, gradually rising interest rates and few major risks. The industry is fragmented and growing slowly.
  Book value: This measures depreciated historical cost, not market value. It assumes liquidation, which contradicts the going concern premise. It ignores goodwill and intangible asset values. It is irrelevant.
  Financial condition: As of the valuation date, the Company was unprofitable, liquid, and unlevered.
  Earning capacity: We used cash flow to equity, the annual change in cash before dividends. It adjusts profits for non-cash items, capital outlays, asset purchases / sales, and changes in working capital, debt and other liabilities.
  Dividend-paying capacity: Cash flow to equity is available for dividends and measures this directly. The Company is a "C" corporation, for which cash flow to equity and dividend (distribution)-paying capacity are identical. Minority shareholders, however, cannot force dividends to be paid; the Company has not paid dividends since 2000.
  Whether the enterprise has goodwill or intangible value: These were not valued separately.
  Past sales of interests: Historical stock price trends were considered.
  Block size: A 1-share marketable minority Class A equity interest was valued.
  Market prices of interests in entities engaged in similar lines of business: We searched for comparable companies but found none.

We also considered these Revenue Rulings:

  65-193 (Intangible Assets): Inapplicable
  66-49 (Charitable Donations): Inapplicable
  68-609 (Excess Earnings "Formula Method"): Inapplicable
  77-287 (Lack of Marketability): Cited below
  83-120 (Preferred Stock): Inapplicable
  93-12 (Minority Discounts): Cited below

Sources

We used audited GAAP-basis financial statements for the fiscal years ending September 30, 1999 - 2003, subsequent Company SEC filings and public announcements, a confidential 2004 Strategic Plan, other information from management and advisors, a facilities tour, our and public libraries and data, trade associations and publications, online services, market participants and other professionals.

Assumptions

Certain assumptions materially influence the valuation conclusion:

  Consistent business and financial strategies: The Company will maintain current policies.
  Management continuity: The Company will remain under the current / planned owners’ control.
  Economic, financial, political,regulatory and legal environment continuity: There will be no major changes.
  No undisclosed Company assets / liabilities: Management represented full disclosure.

Conditions

This appraisal is subject to the following:

  We are not a law firm. Legal issues are considered from a lay perspective. If such matters are material, legal counsel must be obtained. We reviewed cited documents to estimate their value impact. We relied upon representations that no laws or regulations uniquely affect the Company.
  This valuation is not a factual finding. It is an opinion supported by research, analysis, and judgment. Its acceptance by others is not guaranteed.
  Information disclosed is that necessary and relevant to support the conclusion. None was knowingly withheld. There is no guarantee that all relevant data were disclosed to us. This report used information believed to be reliable. We did not confirm or guarantee its validity, accuracy or completeness.
  We are not an accounting firm and did not determine if Company accounting violates generally accepted principles or tax reporting requirements or if there are irregularities, misrepresentations or fraud.
  We render no opinion of title. This appraisal assumes unencumbered ownership in the highest form.
  The signer is not required to give testimony or deposition without prior arrangements.
  This report was completed in your employ on a non-advocacy basis. Nothing in it replaces any party's independent judgment, due diligence, or decision to seek professional counsel.
  We assumed no hazardous / environmentally unsafe materials are on / in the property and are not responsible for them.
  Neither this opinion of value nor this report constitutes advice for any specific action.
  Values are per data available as of the report date.

The Economy

This section reviews the outlook for slow growth, low inflation, stable profitability, gradually rising interest rates, and moderate levels of business and financial risk. National conditions are the principal Company performance drivers.

The following sources were consulted:

Governmental Authorities

  U.S. Congressional Budget Office [Semi-Annual Reports]
  Federal Reserve Bank [Beige Book, Economic Trends]
  State of Ohio Department of Strategic Services [Annual Reports]
  Greater Cleveland Growth Association [Annual Fact Book]

Financial and Related Media

  The New York Times
  The Wall Street Journal
  The Economist Magazine
  Forbes Magazine
  Crain's Cleveland Business
  The Cleveland Plain Dealer

Global

Long-term conditions are favorable. Capitalism, open economies, free trade, public equity ownership, political centrism and democracy are increasingly accepted, despite terrorist disruptions. Requirements for security and financial integrity are mitigating desires for reduced regulation and increased liberty due to technological innovation and higher education levels.

Short-term prospects are risky. The world’s major economies, North America, Europe, and East Asia, accounting for almost 80% of global output, are recovering. Low-cost producers in Eastern Europe and Asia are strongly competitive with the Company. Inflation is subdued. Monetary and fiscal policies are stimulative. Market, business and consumer psychology are improving.

Four trends have significant implications:

  Growth: The consensus forecast is 2% annual real growth.
  Inflation: Annual increases under 2% are expected.
  Interest rates: Gradual increases will occur.
  Technology: Along with increasing productivity, telecomputing innovations and freer trade have linked global markets. National economies are increasingly synchronous. The digital economy has led to lower inventories and declining cyclicality.

National

The economy is recovering strongly. With low interest rates and budget deficits, economic policy is strongly stimulative. Excess capacity is pervasive. Consumer spending is strong for durables and housing. Corporate investment is rising, as are inventories. Record gains in productivity have led to strong gains in profits and margins. Foreign capital inflows have increased dramatically. Stock prices are recovering, as is merger and acquisition activity. Bank credit is increasing. Unemployment persists, and is a major political issue. Inflation is dormant.

The long-term outlook envisions less pronounced inventory cycles and services rising relative to gross domestic product; they now account for over 80% of non-farm employment.

The four most important trends concern:

  Growth: The latest surveys forecast 5% real GDP and industrial production growth. Productivity will rise 4%. Consumer spending and business investment, accounting for 85% of national income, will slowly rise, as will business investment. The negative trade balance will persist
  Inflation: Recent forecasts project 1.5 to 2% inflation.
  Interest rates will rise slowly, based on recent Federal Reserve policy indications.
  Technology: the Internet is displacing traditional commercial mechanisms, transforming bricks and mortar capital into an economy based on information and telecommunications.

Regional

The Fourth Federal Reserve District (Ohio, western Pennsylvania, eastern Kentucky, and northern West Virginia) forecast is similar. The Survey of Midwest Manufacturing Companies by The Fairport Group reports steady steel and auto production, upon which the region depends.

State

The Ohio outlook mirrors the preceding. Population growth is lagging most states. The economy will track national trends. Unemployment is 6.2%, per recent issues of Crain's Cleveland Business.

Local

The Greater Cleveland Growth Association forecasts the economy of the Cleveland-Akron Consolidated Metropolitan Area, an eight-county region. It projects the area's population declining by a few percentage points over the next decade with no change in the number of households. Disposable personal income and retail sales will grow 5% annually. Per Crain's, Cuyahoga County unemployment is 4.2%, but jobs declined in manufacturing, distribution, and construction, almost offset by increases in finance, services, transportation, and government. Cleveland's unemployment rate is 9.9%. The Purchasing Management Association of Cleveland reports stable production, employment and new orders. Recent consumer price inflation has been under 2%. Employment will grow 2% annually, with gains in legal, engineering and management services. Labor costs will remain below national averages, with 2% annual increases per the most recent Crain’s survey.

Implications

Economic considerations imply the following for the Company's valuation:

  Growth: 3-4% real plus 1-2% inflation
  Profitability: stable margins
  Financing cost: gradually rising interest rates
  Business risk (the volatility of earnings and cash flow): moderate
  Financial risk (the risk of running out of cash): moderate

The Industry

This section profiles the industrial precision measurement industry, in which the Company occupies a small and highly specialized niche. Growth will be slow with low inflation, stable profitability, and financing costs, and low business and financial risk. Information is per First Research Corporation’s June 1, 2004 industry reports.

The Company derives almost 90% of its revenues from the automotive industry. It historically served the original equipment manufacturer (OEM) market, but due to that market’s consolidation, along with several other unfavorable trends, it is now targeting the aftermarket. The Company’s Standard Industrial Classification Code is 3823 and its NAICS Code is 334513. An extensive search for appropriate industry data considered:

  The general manufacturing industry, which was too broad to be of use;
  Several technology-based industries, which were inappropriate because the pace of innovation in those industries far exceeds that in the Company’s niche (although innovation is requisite for its growth);
  The automotive aftermarket industry, which is primarily composed of parts and service providers, rather than precision measurement equipment manufacturers, and was thus not appropriate.

A synthesis of the trends relevant to the Company’s industry, based on the preceding research, indicates that:

  The demand for precision measurement equipment will grow steadily, but cyclically with the economy, as upgrades of existing equipment can be deferred during recessions.
  Research and development costs for new equipment are rising rapidly as new technologies are developed and applied. For smaller companies, these costs can forestall innovation, and the risks of patent infringement are increasing.
  The industry is highly fragmented, with many small specialty producers like the Company serving very specific customer types, as well as divisions of larger firms.
  Competition is generally based on either innovation for higher-technology applications or low-cost manufacturing for lower-technology products.
  Marketing expenses are increasing, as manufacturers increasingly rely on multiple channels of distribution, some more direct than others, to reach different customer groups. E-commerce has met with limited success, as the specialized nature of precision equipment and customers’ requirements require more personal sales efforts.
  The manufacturing industry is consolidating in response to its customers’ consolidation.
  Many manufacturers are attempting to develop low-cost, less capital intensive devices to meet customer needs.

Implications

Industry considerations imply the following for the Company's valuation:

  Growth: 3% real, 2% nominal per year, consistent with the general economy
  Profitability: stable margins
  Financing cost: stable interest rates
  Business risk: moderate
  Financial risk: moderate

The Company

This section summarizes the Company's operating and financial status. It is expected to grow slowly with stable profitability, low financing costs and moderate business and financial risks.

Products

The Company’s primary products in terms of revenue generation are handheld automotive systems diagnostic equipment such as probes, leads, controls, and various kits for computer software, electronic, hydraulic, and mechanical systems. It also makes precision indicating instruments and gauges for aircraft and locomotives. New products, which require high levels of engineering capability to design and validate, are essential to its growth, and recent innovations have included emission control testing equipment. As the Company diversified away from automotive OEM customers, it has developed multiple new channels of distribution and enhanced product packaging and support to serve specific after-market segments.

Presently, about 85% of revenue is automotive related, of which two-thirds are derived from electronic products and the balance from mechanical products. Approximately one-third of revenue is generated from automotive OEMs with the balance from non-automotive-dealership repair shops.

Operations

The Company operates from an office-manufacturing facility in Cleveland, Ohio, which it has owned for over 30 years, but is relatively modern, along with a second plant in Greenwood, Mississippi leased through 2061 at a favorable rate. Its workforce is non-unionized and primarily performs light assembly work.

Performance

Sales declined each year since 1999 as the Company lost ground in the automotive OEM business, and began to diversify away from it. Gross profit margins fluctuated between 38% and 48%, averaging 42%. Operating expenses, many of which are fixed, declined more slowly than revenues, and increased from 42% of sales to 56%. As a result, operating income was negative in four of the last five years, with a small profit in fiscal 2002. Net other income was small except for fiscal 2000, during which a large one-time restructuring expense was recorded. Interest expense, small to begin with, decreased as the Company eliminated all of its funded debt. Because of all of these factors, net losses were incurred in four of the past five years.

The Company’s balance sheet was stable and conservative. Acquisition goodwill was written off entirely in 2003. The Company maintains a significant excess cash balance, receivables are 56 days, inventories are valued first-in first-out (although they have risen relative to sales, resulting in slower turnover) and there are significant tax loss carry forwards. Current assets represent over 70% of total assets. Debt is now zero. Equity accounts for over 90% of total capital.

Operations provided positive cash flow each year except for 2000. Cash flow to equity averaged $458,000 per year.

The following comparisons are reproduced under Risk Management Association license for NAICS Code 334513, "Industrial Instruments for Measurement, Display, and Control of Process Variables." The sample covered over 300 companies of similar size ($10-$25 million in sales). Company margins, rates of return and debt coverage were below the industry norm due to the losses, turnover was comparable, and liquidity and leverage were superior. This indicates low financial risk.

The Company has downsized because of its move away from automotive OEM business and is struggling to diversify. It has become financially conservative, eliminating its debt and stockpiling cash, and is positioned to grow if its new products and marketing plans are successful.

Adjustments

Extraordinary items are unusual (not part of normal operations), non-recurring (not expected again) and irrelevant. There were none during the years analyzed except for the restructuring expense and other accounting adjustments, all of which were treated as non-operating items. Adjustments for items treated differently for accounting and valuation purposes were immaterial. The resulting cash flow was available to minority shareholders, so no discount for lack of control was taken in our later analysis.

Projections

This forecast, prepared independently but verified for reasonability by management, reflects the preceding analyses:

  Sales: grow to approximately $16.1 million in fiscal 2004, management’s plan, for which interim results are on track. Sales decline in 2005 after the Pennsylvania program ends, and then increase 10% per year, a rate in excess of the industry forecast.
  Cost of sales: at 2004 plan average of 52% of sales including the Pennsylvania program, but then rise to 54% in line with historical norms.
  Operating expense: at 2004 plan, then rising in 2005 as the Pennsylvania program ends and thereafter.
  Other income: increases with revenue after 2005.
  Interest expense: none, as no borrowings are projected to be required.
  Short-term debt: none required.
  Long-term debt: none required.
  Income tax: "C" election maintained; 39% effective tax rate; $1.7 million deferred tax asset (tax loss carry forwards and credits) applied to offset pretax income and resulting tax liability.
  Shareholder equity: No dividends paid, no other distributions, investments, option exercises, or redemptions.
  Other assets and liabilities: grow with sales after 2005, except for capital expenditures equaling depreciation...

The critical assumptions are the sales growth rate, gross profit margins, operating expense ratios, and tax loss carry forward applications, which lead to uneven cash flows to equity, with outflows in 2005 - 2007 as the Company grows. The forecast shows that:

  Operating income:will average $480,000 over the next five years with significant volatility
  Cash flow to equity: will average $179,000 over the next five years with significant volatility
  Balance sheet strength:will increase as the Company becomes more liquid

Historical and projected financial statements and diagnostics appear on the following pages.

Financial			Actual Amount					Projected Amount					Actual Percent					Projected Percent			5-Year Average
Statements	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	Actual	Projected
Sales	18,826,827	18,274,626	15,261,149	12,391,642	11,037,946	16,110,000	12,750,000	14,025,000	15,428,000	16,971,000	100	100	100	100	100	100	100	100	100	100	15,158,000	15,057,000
Cost of Sales	(11,541,685)	(10,510,904)	(9,486,573)	(6,384,149)	(6,111,802)	(8,377,000)	(6,885,000)	(7,574,000)	(8,331,000)	(9,164,000)	(61)	(58)	(62)	(52)	(55)	(52)	(54)	(54)	(54)	(54)	(8,807,000)	(8,066,000)
Gross Profit	7,285,142	7,763,722	5,774,576	6,007,493	4,926,144	7,733,000	5,865,000	6,451,000	7,097,000	7,807,000	39	42	38	48	45	48	46	46	46	46	6,351,000	6,991,000
Operating Expense	(7,912,169)	(8,097,378)	(6,913,854)	(5,769,031)	(6,178,452)	(6,693,000)	(6,000,000)	(6,300,000)	(6,615,000)	(6,946,000)	(42)	(44)	(45)	(47)	(56)	(42)	(47)	(45)	(43)	(41)	(6,974,000)	(6,511,000)
Operating Income	(627,027)	(333,656)	(1,139,278)	238,462	(1,252,308)	1,040,000	(135,000)	151,000	482,000	861,000	(3)	(2)	(7)	2	(11)	6	(1)	1	3	5	(623,000)	480,000
Net Other	51,527	(440,381)	40,929	30,850	49,895	60,000	60,000	66,000	73,000	80,000	0	(2)	0	0	0	0	0	0	0	0	(53,000)	68,000
Interest Expense	(68,171)	(60,367)	(49,057)	(7,706)	(3,243)	0	0	0	0	0	(0)	(0)	(0)	(0)	(0)	0	0	0	0	0	(38,000)	0
Non-Operating Income	(16,644)	(500,748)	(8,128)	23,144	46,652	60,000	60,000	66,000	73,000	80,000	(0)	(3)	(0)	0	0	0	0	0	0	0	(91,000)	68,000
Pretax Income	(643,671)	(834,404)	(1,147,406)	261,606	(1,205,656)	1,100,000	(75,000)	217,000	555,000	941,000	(3)	(5)	(8)	2	(11)	7	(1)	2	4	6	(714,000)	548,000
Income Taxes	375,500	423,800	485,300	(17,200)	471,000	(429,000)	29,000	(85,000)	(216,000)	(366,000)	2	2	3	(0)	4	(3)	0	(1)	(1)	(2)	348,000	(213,000)
Net Income	(268,171)	(410,604)	(662,106)	244,406	(734,656)	671,000	(46,000)	132,000	339,000	575,000	(1)	(2)	(4)	2	(7)	4	(0)	1	2	3	(366,000)	334,000
Dividends	(119,975)	0	0	0	0	0	0	0	0	0	(1)	0	0	0	0	0	0	0	0	0	(24,000)	0
Sales Growth Rate [%]		(2.9)	(16.5)	(18.8)	(10.9)	46.0	(20.9)	10.0	10.0	10.0	58.0	51.0	42.0	7.0	39.0	39.0	39.0	39.0	39.0	39.0	Tax Rate [%]	39.0

Cash	533,579	313,553	576,664	2,261,774	2,365,971	3,153,000	3,078,000	2,832,000	2,879,000	3,260,000	4	2	5	18	23	28	28	25	25	26	1,210,000	3,040,000
Receivables	3,377,291	3,020,754	3,190,930	2,420,614	1,697,549	1,900,000	1,900,000	2,090,000	2,299,000	2,529,000	24	22	26	20	16	17	17	19	20	20	2,741,000	2,144,000
Inventories	5,708,098	5,860,217	3,994,347	3,291,328	3,291,328	3,800,000	3,500,000	3,850,000	4,235,000	4,659,000	40	43	33	27	32	33	32	34	36	38	4,429,000	4,009,000
Other	567,093	697,241	263,069	818,906	178,781	175,000	175,000	193,000	212,000	233,000	4	5	2	7	2	2	2	2	2	2	505,000	198,000
Current	10,186,061	9,891,765	8,025,010	8,792,622	7,533,629	9,028,000	8,653,000	8,965,000	9,625,000	10,681,000	71	72	66	71	73	79	78	80	82	86	8,886,000	9,390,000
Net Fixed	2,225,253	1,947,843	1,632,386	1,462,068	1,265,984	1,200,000	1,200,000	1,200,000	1,200,000	1,200,000	16	14	13	12	12	11	11	11	10	10	1,707,000	1,200,000
Other	1,870,826	1,927,001	2,520,157	2,048,692	1,580,450	1,151,000	1,180,000	1,095,000	879,000	513,000	13	14	21	17	15	10	11	10	8	4	1,989,000	964,000
Assets	14,282,140	13,766,609	12,177,553	12,303,382	10,380,063	11,379,000	11,033,000	11,260,000	11,704,000	12,394,000	100	100	100	100	100	100	100	100	100	100	12,582,000	11,554,000
Short Debt	232,616	708,128	40,128	11,334	0	0	0	0	0	0	2	5	0	0	0	0	0	0	0	0	198,000	0
Payables	682,950	401,806	314,163	374,024	294,216	300,000	300,000	330,000	363,000	399,000	5	3	3	3	3	3	3	3	3	3	413,000	338,000
Other	797,345	858,598	828,115	687,252	628,273	950,000	650,000	715,000	787,000	866,000	6	6	7	6	6	8	6	6	7	7	760,000	794,000
Current	1,712,911	1,968,532	1,182,406	1,072,610	922,489	1,250,000	950,000	1,045,000	1,150,000	1,265,000	12	14	10	9	9	11	9	9	10	10	1,372,000	1,132,000
Long Debt	417,928	155,855	8,781	0	0	0	0	0	0	0	3	1	0	0	0	0	0	0	0	0	117,000	0
Other	41,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,000	0
Equity	12,109,801	11,642,222	10,986,366	11,230,772	9,457,574	10,129,000	10,083,000	10,215,000	10,554,000	11,129,000	85	85	90	91	91	89	91	91	90	90	11,085,000	10,422,000
Liabilities & Equity	14,282,140	13,766,609	12,177,553	12,303,382	10,380,063	11,379,000	11,033,000	11,260,000	11,704,000	12,394,000	100	100	100	100	100	100	100	100	100	100	12,582,000	11,554,000

Net Income		(410,604)	(662,106)	244,406	(734,656)	671,000	(46,000)	132,000	339,000	575,000											(391,000)	334,000
Receivables (Inc) Dec		356,537	(170,176)	770,316	723,065	(202,451)	0	(190,000)	(209,000)	(230,000)											420,000	(166,000)
Inventories (I) D		(152,119)	1,865,870	703,019	0	(508,672)	300,000	(350,000)	(385,000)	(424,000)											604,000	(274,000)
Other Curr. Ass. (I) D		(130,148)	434,172	(555,837)	640,125	3,781	0	(18,000)	(19,000)	(21,000)											97,000	(11,000)
Short Debt I (D)		475,512	(668,000)	(28,794)	(11,334)	0	0	0	0	0											(58,000)	0
Payables (I) D		(281,144)	(87,643)	59,861	(79,808)	5,784	0	30,000	33,000	36,000		Indicator		Rating	Var.	Component Ratios					(97,000)	21,000
Other Curr. Liab. I (D)		61,253	(30,483)	(140,863)	(58,979)	321,727	(300,000)	65,000	72,000	79,000		Profitability		(61)	Low	Gross, Oper., Pretax Mgns.					(42,000)	48,000
Operating Cash Flow		(80,713)	681,634	1,052,108	478,413	291,169	(46,000)	(331,000)	(169,000)	15,000		Turnover		81		Sales to Assets, Net Fixed					533,000	(48,000)
Net Fixed (I) D		277,410	315,457	170,318	196,084	65,984	0	0	0	0		Liquidity		320	High	Curr.,Quick,Wkg. Capital					240,000	13,000
Other Assets (I) D		(56,175)	(593,156)	471,465	468,242	429,450	(29,000)	85,000	216,000	366,000		Leverage		4	Low	Total, Long Debt to Equity					73,000	213,000
Long Debt I (D)		(262,073)	(147,074)	(8,781)	0	0	0	0	0	0		Coverage		(26)	Low	EBIT / Interest, Short Debt					(104,000)	0
Other Liabilities I (D)		(41,500)	0	0	0	0	0	0	0	0		Return		(75)	Low	All Four Pretax Returns					(10,000)	0
Equity I (D)		(56,975)	6,250	0	(1,038,542)	426	0	0	0	0		Average		40	Low	Equally weighted average					(272,000)	0
Cash Flow to Equity		(220,026)	263,111	1,685,110	104,197	787,029	(75,000)	(246,000)	47,000	381,000											458,000	179,000
Dividends		0	0	0	0	0	0	0	0	0											0	0
Cash Flow		(220,026)	263,111	1,685,110	104,197	787,029	(75,000)	(246,000)	47,000	381,000											458,000	179,000
Opening Cash		533,579	313,553	576,664	2,261,774	2,365,971	3,153,000	3,078,000	2,832,000	2,879,000											921,000	2,862,000
Closing Cash		313,553	576,664	2,261,774	2,365,971	3,153,000	3,078,000	2,832,000	2,879,000	3,260,000		Average = 5-year equally weighted					High>133%, Low<67%				1,379,000	3,040,000

Comparative	Company Percent or Ratio					Industry Percent or Ratio					Company / Industry Percent						Variance: 33 Percent Sensitivity
Analysis	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003	Average	1999	2000	2001	2002	2003	Average
Cost of Sales	(61)	(58)	(62)	(52)	(55)	(60)	(58)	(58)	(61)	(61)	103	99	107	85	92	97
Gross Profit	39	42	38	48	45	40	42	42	39	40	96	101	91	123	113	105
Operating Expense	(42)	(44)	(45)	(47)	(56)	(37)	(37)	(35)	(36)	(36)	113	121	128	130	156	130					High
Operating Income	(3)	(2)	(7)	2	(11)	3	5	6	4	4	(111)	(35)	(117)	53	(307)	(103)	Low	Low	Low	Low	Low	Low
Non-Operating Income	(0)	(3)	(0)	0	0	(2)	(1)	(1)	(1)	(1)	4	391	4	(13)	(35)	70	Low	High	Low	Low	Low
Pretax Income	(3)	(5)	(8)	2	(11)	1	5	5	2	3	(342)	(101)	(145)	96	(437)	(186)	Low	Low	Low		Low	Low

Cash	4	2	5	18	23	10	10	13	12	11	39	23	36	160	213	94	Low	Low	Low	High	High
Receivables	24	22	26	20	16	30	31	29	28	30	79	72	91	70	55	73					Low
Inventories	40	43	33	27	32	27	24	28	27	24	147	177	119	99	130	135	High	High				High
Other	4	5	2	7	2	3	4	4	3	4	159	137	62	196	48	120	High	High	Low	High	Low
Current	71	72	66	71	73	69	68	73	70	69	103	105	90	102	106	101
Net Fixed	16	14	13	12	12	20	20	17	18	20	77	71	81	67	61	71					Low
Other	13	14	21	17	15	11	12	10	12	11	122	120	201	135	134	142			High	High	High	High
Short Debt	2	5	0	0	0	14	12	14	14	13	12	43	2	1	0	12	Low	Low	Low	Low	Low	Low
Payables	5	3	3	3	3	12	12	12	12	14	40	25	22	26	21	27	Low	Low	Low	Low	Low	Low
Other	6	6	7	6	6	13	13	13	12	13	45	48	53	45	48	48	Low	Low	Low	Low	Low	Low
Current	12	14	10	9	9	38	37	38	38	39	32	39	25	23	23	28	Low	Low	Low	Low	Low	Low
Long Debt	3	1	0	0	0	13	15	10	12	16	23	7	1	0	0	6	Low	Low	Low	Low	Low	Low
Other	0	0	0	0	0	5	6	8	6	7	6	0	0	0	0	1	Low	Low	Low	Low	Low	Low
Equity	85	85	90	91	91	44	42	45	44	38	191	203	202	208	239	209	High	High	High	High	High	High

Days Receivables	65	60	76	71	56	55	60	56	50	56	119	101	136	143	100	120			High	High
Days Inventories	181	204	154	188	197	98	92	103	94	94	184	221	149	200	209	193	High	High	High	High	High	High
Days Working Capital	164	158	164	227	219	64	61	73	66	62	257	260	224	343	353	287	High	High	High	High	High	High
Days Payables	22	14	12	21	18	10	11	11	12	11	208	132	112	174	166	158	High			High	High	High
Total Debt / Equity	0.1	0.1	0.0	0.0	0.0	0.6	0.7	0.5	0.6	0.8	9	11	1	0	0	4	Low	Low	Low	Low	Low	Low
Long Debt / Equity	0.0	0.0	0.0	0.0	0.0	0.3	0.4	0.2	0.3	0.4	12	4	0	0	0	3	Low	Low	Low	Low	Low	Low
EBIT / Interest	(9.2)	(5.5)	(23.2)	30.9	(386.2)	2.8	3.3	3.3	2.6	2.9	(328)	(167)	(704)	1190	(121)	(26)	Low	Low	Low	High	Low	Low
Current Ratio	5.9	5.0	6.8	8.2	8.2	1.8	1.9	1.9	1.9	1.8	327	271	354	441	466	372	High	High	High	High	High	High
Quick Ratio	2.3	1.7	3.2	4.4	4.4	1.0	1.1	1.1	1.1	1.0	220	154	289	415	424	300	High	High	High	High	High	High
Pretax Return on Equity	(5)	(7)	(10)	2	(13)	14	14	17	9	9	(38)	(50)	(63)	26	(137)	(53)	Low	Low	Low	Low	Low	Low
… Tangible Net Worth	(5)	(7)	(10)	2	(13)	14	14	17	9	9	(38)	(50)	(63)	26	(137)	(53)	Low	Low	Low	Low	Low	Low
… Long Term Capital	(5)	(7)	(10)	2	(13)	10	9	12	6	6	(51)	(75)	(88)	37	(219)	(79)	Low	Low	Low	Low	Low	Low
… Assets	(5)	(6)	(9)	2	(12)	6	6	7	4	4	(73)	(102)	(128)	54	(327)	(115)	Low	Low	Low	Low	Low	Low
Sales / Assets	1.3	1.3	1.3	1.0	1.1	1.8	1.8	1.7	1.8	1.8	73	74	74	56	59	67				Low	Low
Sales / Net Fixed	8.5	9.4	9.3	8.5	8.7	8.9	9.0	10.2	10.2	9.0	95	104	91	83	97	94

Implications

The Company business and financial analyses imply the following for its valuation:

  Growth: a planned major increase in 2004, followed by a decline and then 10% growth
  Profitability: stable gross margins, but volatile operating, pretax and net margins
  Financing cost: none, no borrowings
  Business risk: moderate to high
  Financial risk: low

Methodology

This section describes why the Market and Income Approaches were applied, but not the Asset Approach.

Approaches and Methods Considered

The value of a business reflects its profits, property, and obligations. Three analytical approaches mirror the market, replicating the behavior of buyers and sellers:

  Market:based on transactions in Company or similar securities and markets.
  Income:based on Company cash flow to equity.
  Asset:based on Company property and obligations.

The choice of approach and method depends on the entity’s characteristics, the availability and quality of information, applicable laws / regulations, and the engagement terms and purpose.

Market Approach

This approach assumes other companies are sufficiently similar to the Company to be equally desirable investments. Their sale prices benchmark Company value. There were no comparable public or private companies identified, but we considered historical Company stock prices.

Income Approach

This approach measures value based on expected ownership benefits (cash flow to equity) and risks. It is appropriate if cash flow can be reliably projected. This depends on the consistency of its customer base, intangible value indications, entry barriers, and key-person dependence. The financial analysis showed that cash flow is predictable. We considered two methods:

  Capitalized: It is not reasonable to estimate next year’s cash flow and assume a constant growth rate thereafter, as shown by the volatility of the financial projection. This method was not used.
  Discounted: Based on a multi-period projection when the growth rate is not expected to be constant. Per the above, this method was used.

Asset Approach

This approach values enterprise assets and liabilities based on replacement costs. It applies to holding companies. Assets and liabilities are valued at market and netted. This approach is inappropriate because the Company is a going concern that will not be liquidated. It should be valued based on expected cash flow to equity. In addition, a minority shareholder cannot force liquidation.

Market Approach

This section describes why this approach could not be applied.

The Search for Comparables

We considered three methods:

  Prior Transactions: This reflects Company security transactions on arms-length, interests-opposed bases when no major changes occurred between the transaction and valuation dates. There were no such transactions.
  Enforceable Contract: This reflects agreements governing interest transfers / valuation with legitimate business purposes and economically justifiable values. There is no such agreement.
  Guideline Companies: This reflects market prices of similar, relevant and equally desirable substitute investments. As shown in the next table, large public and small companies differ significantly in many respects, which invalidates their comparison for valuation purposes:

Characteristic	Public Company	Small Company
Business
Size	Large	Small
Market Share	Significant	Small
Management	Deep	Limited
Diversification	Considerable	Limited
Financial Resources	Considerable	Limited
Critical Dependencies	Few	Many
Overall Risk Level	Low / Moderate	Moderate / High
Investment
Typical Owner	Institutions	Individuals
Time Horizon	Quarterly, at most	Many years
Liquidity	Almost instant	Significantly impaired
Profit Orientation	Maximize	Minimize (taxes)\
Benchmark	Return on investment	Return on labor or sales
Risk Protections	Puts, calls, limit orders	None
Disclosure	Considerable	Minimal
Comparables	Ample	Few
Overall Risk Level	Low / Moderate	Moderate / High

Notwithstanding the above, to comply with Revenue Ruling 59-60, we screened for public guideline companies in the Company’s NAICS code using these criteria:

    Revenues no smaller than one tenth and no larger than 10 times those of the Company’s
    Over half of sales from businesses similar to the Company’s
    Actively traded stock
    Not involved in negotiations or being acquired
    Not in financial distress

No public companies met them, as all potential candidates were diversified enterprises with one or more divisions in the Company’s industry and many unrelated businesses. The search was expanded to include private companies. We consulted the Market Data File database of The Institute of Business Appraisers. It contained no transactions for the Company’s NAICS Code.

Value Indication

Due to lack of data, no value indications could be developed using comparable companies. We did, however, consider the historical price of and market for the Company’s Class A common stock.

As of the valuation date, there were 1,217,454 shares of common stock outstanding on a primary basis, divided into Class A and Class B shares, which are identical in all respects except that Class B shares are not publicly traded and have three votes per share. Class A shares trade over the counter (HICKA.OB) and have one vote per share and a dividend preference. There are 762,588 Class A (with over 420 separate owners) and 454,866 Class B shares outstanding (with four owners). There are options outstanding to purchase additional Class A shares. Of these, 74,583 are "in the money" (market price exceeding exercise price) as of the valuation date, so exercise was assumed, resulting in 1,292,037 fully diluted shares outstanding

Of primary interest are the Class A shares, of which all directors and executive officers as a group (9 persons) own 155,264 of those outstanding, and an unaffiliated securities firm owns 181,639 of those outstanding. Of the remaining 425,685 shares, 6,081 are in "odd lots" of less than 100 shares held by approximately 219 owners. The odd lot shares are the subject of the contemplated tender offer.

During the last five years, the monthly closing market price of the Class A common stock showed a generally declining trend. In early 1999, it was trading at $7.25 per share (bid). The price trended down to $2.50 per share by December of 2001, then trended up to $4.90 in December of 2002. It then traded between $3.57 per share and $4.15 per share until October of 2003. Since that time, it rose for reasons unknown to management to as high as $6.85 per share (over $8.00 on an intra-day basis) at the end of February 2004, and settled at $6.00 in March. As of the valuation date, June 9, 2004, the last bid price for the stock was $4.80, but there were bids outstanding for only 100 shares, indications of an extremely thin market and lack of interest from market makers. The bid, not the ask price, is relevant to this appraisal because shareholders would sell to market makers at the bid price. The ask price (which was $5.90 as of the valuation date), reflects the price at which market makers would sell shares to investors. The $1.10 or 23% markup between bid and ask reflects the market’s thinness. The last actual trade of the stock was on May 27, 2004 at $6.00 per share.

On April 15, the Company’s stock was de-registered from the NASDAQ and began trading on the Over the Counter Bulletin Board.

During 2000-2002, monthly trading volume averaged fewer than 12,000 shares. In 2003, trading volume was less than half of that each month. In early 2004, the stock price increase was accompanied by an increase in monthly volume to over 78,000 shares.

Unfortunately, net losses in four of the past five years make analysis of price / earnings multiples impossible. All that can be said is that the stock is currently trading at approximately $4.80 bid per share.

Income Approach

This section values the Company based on the present value of its projected cash flow to equity.

Discounting Method

We applied a 25% discount rate to cash flow to equity with 5% long-term growth (not 10% as assumed in the intermediate-term forecast, since the Company cannot perpetually outgrow the industry). This exceeds the risk-free (U.S. Treasury bond) rate and approaches that on high-risk assets like subordinated loans. This is appropriate given the risks confronting Company equity investors. The discount rate is based on long-term average rates of return on securities investments. Companies are valued using long-term rates of return because their owners manage them with long horizons. The next table develops the rate per Ibbotson Associates’ SBBI Valuation Edition, 2004 Yearbook:

The next comments provide more information about the discount rate:

  It is after corporate and before personal taxes on dividends and capital gains, the same basis as cash flow to equity.
  The equity premium reflects economic and market risks and the time horizon for large-capitalization stocks.
  The industry premium reflects factors specific to the Company’s line of business.
  The size premium reflects that returns rise faster than market value declines.
  The first four components do not reflect the Company risk profile: moderate business and low financial risk. Company risk premiums vary from -5% to +20%. Using this range, we analyzed specific factors in the next table, rating them (1) for low risk, 0 if neutral or moderate, or +1 if high, interpolating an 8% company premium:

The next table summarizes the discounted cash flow calculation:

Value Indication

The equity value is the rounded discounted cash flow value plus non-operating assets and minus such liabilities:

Based on 1,292,037 fully diluted shares outstanding, this value is equivalent to $2.70 per share, with no differentiation between Class A and Class B shares and no consideration of the thin market for such shares.

Reconciliation

The Market Approach value was $4.80 per share based on the most recent bid price. The Income Approach value based on projected cash flow to equity was $2.70 per share. Both indications were developed on a "minority" basis, meaning that they were based on cash flow available to minority shareholders and the actual market price of minority interests. They are thus consistent on that basis. The wide difference between the two indications implies that significant increases in projected cash flow and / or reductions in the associated risks – which appear to be unreasonable assumptions – would be required for the Income Approach value to rise to the Market Approach value. This indicates that, based on the risks associated with the Company’s business and financial outlook, it will not generate sufficient cash flow to justify the current market price. Because the market price exceeds the cash-flow based value, we concluded that the market price is a more appropriate indication of current value. The fair market value of the subject interest is thus not greater than $4.80.

There is no differentiation between the shares based on the enhanced voting power of the Class B shares. Class B shareholders have more voting rights (three votes per share) than Class A owners (one vote per share). Studies have consistently shown that price differentials between voting and non-voting shares are at most 5% to 7%. Since both Classes have voting power, we do not believe that there is any material and verifiable discount attributable to the Class A stock in this case.

Conclusion

The marketable minority fair value of the subject interest is not greater than $4.80 per share.